# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: 17 Education & Technology Group Inc., CIK 0001821468
CUSIP: 81807M304
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 16/F, Block B, Wangjing Greenland Center, Chaoyang District, Beijing, China (F4), 100102
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-22-031196
Filed by CIK 0001842716

## Reporting persons
- Chen Sunwei: type of reporting person: individual (IN); citizenship or place of organization: Grenada (J5); sole voting power 35,592,848; shared voting power 0; sole dispositive power 35,592,848; shared dispositive power 0; aggregate amount beneficially owned 35,592,848 (10.9% of the class)
  Comment: Rows 5 through 9 reflect (1) 42,220 Class A Ordinary Shares, held of record by Mr. Chen in the form of 844 ADSs, (2) 25,550,628 Class A Ordinary Shares held in the form of 511,013 ADSs held of record by Walden Investments Group Limited and (3) 10,000,000 Class A Ordinary Shares held in the form of 200,000 ADSs held of record by Success Tycoon Limited. Walden Investments Group Limited and Success Tycoon Limited are wholly-owned by Mr. Chen. Each ADS represents fifty Class A Ordinary Shares of the Issuer.
  
  The percentage in Row 11 is based on 325,679,169 shares of Class A Ordinary Shares outstanding as of February 28, 2025, as reported by the Issuer in its Annual Report on Form 20-F filed on April 25, 2025, and assumes the conversion of the ADSs referred to above.
- Walden Investments Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 25,550,628; shared voting power 0; sole dispositive power 25,550,628; shared dispositive power 0; aggregate amount beneficially owned 25,550,628 (7.8% of the class)
  Comment: The shares held by Walden Investments Group Limited represent 25,550,628 Class A Ordinary Shares held in the form of 511,013 ADSs held of record. Walden Investments Group Limited is wholly-owned by Mr. Chen. Each ADS represents fifty Class A Ordinary Shares of the Issuer.
  
  The percentage in Row 11 is based on 325,679,169 shares of Class A Ordinary Shares outstanding as of February 28, 2025, as reported by the Issuer in its Annual Report on Form 20-F filed on April 25, 2025, and assumes conversion of the ADSs referred to above.
- Success Tycoon Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 10,000,000; shared voting power 0; sole dispositive power 10,000,000; shared dispositive power 0; aggregate amount beneficially owned 10,000,000 (3.1% of the class)
  Comment: The shares held by Success Tycoon Limited represent 10,000,000 Class A Ordinary Shares held in the form of 200,000 ADSs. Success Tycoon Limited is wholly-owned by Mr. Chen. Each ADS represents fifty Class A Ordinary Shares of the Issuer.
  
  The percentage in Row 11 is based on 325,679,169 shares of Class A Ordinary Shares outstanding as of February 28, 2025, as reported by the Issuer in its Annual Report on Form 20-F filed on April 25, 2025, and assumes conversion of the ADSs referred to above.

## Item 1. Issuer
Name of issuer: 17 Education & Technology Group Inc.
Address of issuer's principal executive offices: 16/F, Block B, Wangjing Greenland Center, Chaoyang District, Beijing, China, 100102

## Item 2. Person Filing
Name of person filing:
(1) Sunwei Chen ("Mr. Chen")

(2) Walden Investments Group Limited ("Walden Investments")

(3) Success Tycoon Limited ("Success Tycoon")

Mr. Chen, Walden Investments and Success Tycoon (collectively, the "Filing Persons") have entered into a Joint Filing Agreement, a copy of which is filed with this amendment to Schedule 13G as Exhibit 99.1. Pursuant to the Joint Filing Agreement, the Filing Persons have agreed to file this amendment to Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) under the Act.
Address of principal business office or, if none, residence:
(1) Mr. Chen: c/o 16/F, Shing Lee Commercial Building, 8 Wing Kut Street, Central, Hong Kong

(2) Walden Investments: c/o 16/F, Shing Lee Commercial Building, 8 Wing Kut Street, Central, Hong Kong

(3) Success Tycoon: Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands
Citizenship:
(1) Mr. Chen: Grenada

(2) Walden Investments: British Virgin Islands

(3) Success Tycoon: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class: The information required by Item 4(b) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to Schedule 13G filed on January 29, 2021 by the Filing Persons with the Securities and Exchange Commission)

## Signatures
- Chen Sunwei: /s/ Chen Sunwei, Chen Sunwei (02/13/2026)
- Walden Investments Group Limited: /s/ Sunwei Chen, Sunwei Chen, Director (02/13/2026)
- Success Tycoon Limited: /s/ Sunwei Chen, Sunwei Chen, Director (02/13/2026)